Russell Investments Financial Services, LLC

Statement of Financial Condition
December 31, 2020

Filed as PUBLIC Information Pursuant Rule 17a-5(d)
Under the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39227

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING <u>01/01/20</u> AND ENDING <u>12/31/20</u>

                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Russell Investments Financial Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Second Avenue, 18th Floor

(No. and Street)

Seattle	**Washington**	**98101**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Crista Dumais   (206) 505-4580

                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – *if individual, state last, first, middle name*)

30 South Wacker Drive, Suite 3300 Chicago	Illinois	60606
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Crista Dumais, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Russell Investments Financial Services, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

Financial & Operations Principal
Title

KATE R MALONE
Notary Public
State of Washington
Commission # 206121
My Comm. Expires Mar 13, 2023

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Russell Investments Financial Services, LLC
Index
December 31, 2020



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
Russell Investments Financial Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Russell Investments Financial Services, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2020.

Chicago, Illinois
February 25, 2021

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Russell Investments Financial Services, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	18,731,519
Distribution fees receivable		1,366,158
Prepaid expenses and other		495,355
Due from affiliates		352,968
Fixed assets, net		676,591
Right of use assets, net		747,717
Deferred income taxes		12,871,442
Total assets	$	35,241,750

Liabilities and Member's Equity

Liabilities

Distribution fees payable	$	2,625,794
Administrative fees payable		5,734,576
Compensation payable		1,381,889
Due to affiliates		1,603,142
Accrued expenses and other liabilities		1,352,079
Operating lease liabilities		759,214
Incentive compensation liabilities		24,602
Total liabilities		13,481,296

Commitments, guarantees and contingencies (Notes 9, 11 and 12)

Member's equity

Member's equity		17,753,185
Retained earnings		4,007,269
Total member's equity		21,760,454
Total liabilities and member's equity	$	35,241,750

The accompanying notes are an integral part of this financial statement.

1. **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business

Russell Investments Financial Services, LLC, a Washington limited liability company (the "Company"), is a wholly owned subsidiary of Russell Investment Management, LLC ("RIM", "Parent" or "Member"), which is part of Russell Investments, the marketing name used to represent Russell Investments Group Ltd ("Russell Investments Group") and its global subsidiaries. RIM is a wholly owned subsidiary of Russell Investments US Retail Holdco, Inc. ("RIURH"), which is ultimately owned by Russell Investments Group.

The Company is a Limited Liability Company ("LLC"). Liabilities of the Company are not the liabilities of its Member beyond the extent of the Member's equity in the Company.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company engages in the sale of redeemable shares of registered investment companies and direct participation programs in the United States of America.

The Company operates under the provisions of Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, claims exemption from the provisions of that Rule.

Russell Investment Company ("RIC") and Russell Investment Funds ("RIF") are registered investment companies affiliated with the Parent and Russell Investments Group. The Company has entered into a distribution agreement with RIC and RIF. The Company has also entered into a sales support agreement and a shareholder servicing agreement with RIC.

Risks and Uncertainties

Volatility and disruption of the capital and credit markets, adverse changes in the US and global economy and political uncertainty, may significantly affect the Company's results of operations and may put pressure on the Company's financial results.

The business and regulatory environments in which the Company operates remain complex, uncertain and subject to change. The Company is subject to various laws, rules and regulations globally that impose restrictions, limitations and registration, reporting and disclosure requirements on its business and add complexity to its compliance operations. Legislative and regulatory changes, regulatory risk alerts and industry intelligence relating to regulatory examinations continue to drive analysis and enhancements of the Company's control systems, business development and oversight programs.

Beginning in February 2020, global financial markets have experienced and may continue to experience significant volatility resulting from the spread of a novel coronavirus known as COVID-19. The outbreak of COVID-19 has resulted in travel and border restrictions, quarantines, supply chain disruptions, lower consumer demand and general market uncertainty. The effects of COVID-19 and the resulting market impact have and may continue to adversely affect the global economy and the economies of certain nations and individual companies, all of which have impacted the Company's financial performance. The Company continues to work diligently to protect clients, associates, and business during this challenging time.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are inherent in the preparation of the financial statements. Actual results could differ materially from those estimates.

Adoption of New Accounting Pronouncements
In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments - Credit Losses* ("Topic 326") - M*easurement of Credit Losses on Financial Instruments,* which the Company adopted on January 1, 2020, using the modified retrospective method of adoption. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for credit losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings, and adoption of the ASU will generally result in earlier recognition of credit losses. The adoption of this ASU did not have a material impact to the Company's financial condition.

Cash and Cash Equivalents
Cash and cash equivalents consist of nonconsolidated sponsored money market mutual funds and deposits with financial institutions and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value. The Company considers all money market funds and instruments with original maturities of three months or less at the purchase date as cash equivalents.

Cash is held at financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.

Fixed Assets
Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method. Furniture and equipment are depreciated over estimated useful lives ranging from three to seven years. Capitalized software includes purchased and internally developed software. Purchased software is amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal use software during the application development stage. Once the internal use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining life of the lease. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in income from operations. Repair and maintenance costs are expensed as incurred.

Leases
The Company recognizes and measures its leases in accordance with Accounting Standards Update ("ASU") 2016-02, *Leases* ("Topic 842"). The Company is a lessee in several noncancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract changes. The Company recognizes a lease liability and a Right of Use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) prepaid (accrued) lease payments, less the unamortized balance of lease incentives, and any impairment recognized. Lease costs are recognized on a straight-line basis over the term of the lease.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, to account for each separate lease component of a contract and its associated non-lease components as a single lease component.

Fair Value Measurements
In accordance with Accounting Standards Codification ("ASC") 820, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The fair value disclosure framework prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value into three broad levels. In some instances, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics and other factors. The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The categorization within the hierarchy is based upon the pricing transparency of the financial asset or liability and does not necessarily correspond to the Company's perceived risk or liquidity. See Note 3.

Revenue Recognition
The recognition and measurement of revenue is based on the assessment of contracts with customers and recorded in accordance with ASU 2014-09, *Revenue from Contracts with Customers* ("Topic 606"). Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue is recognized upon transfer of control of promised services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those services. The Company enters into contracts that contain a single performance obligation. In determining the transaction price, the Company considers multiple factors, including whether constraints on variable consideration should be applied due to uncertain future events.

Distribution fees
Distribution fees represent distribution, sales and marketing activities performed for affiliates. Compensation for this performance obligation is generally calculated as a percentage of the Assets Under Management ("AUM"). This performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company is the principal in these arrangements as it is responsible for providing the distribution, sales and marketing services.

12b-1 and shareholder servicing fees

12b-1 and shareholder servicing fees represent distribution and servicing fees performed for affiliated mutual funds. Compensation for this performance obligation is generally calculated as a percentage of AUM. This performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company is the principal in these arrangements as it is responsible for providing the distribution and shareholder servicing services.

Sales commissions revenue
Sales commissions revenue primarily consists of underwriting and sponsorship fees, as well as front-end and deferred sales charges, of affiliated mutual funds. Compensation for these performance obligations is generally

calculated as a percentage of the amount of the investment in the affiliated mutual funds. This performance obligation is satisfied at the point in time the transactions occur. The Company is the principal in these arrangements as it is responsible for providing the service.

Contract balances
The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. The Company had receivables related to revenue from contracts with customers of $1,633,946 at January 1, 2020 and $1,366,158 at December 31, 2020.

Topic 326 impacts only those financial instruments that are carried by the Company at amortized cost such as securities commissions receivable and fees receivable. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. There was no allowance for credit losses at December 31, 2020. The Company did not record any credit loss expense for the year ended December 31, 2020.

Income Taxes
The Company is a single-member limited liability company classified as a disregarded entity and is included in the U.S federal and separate and combined state income tax returns with RIURH. RIURH allocates these income taxes to the Company using the separate return method. Federal income taxes payable are included as a reduction of due from affiliates. The Company is required to file as a standalone entity in certain states. State income taxes payable are included in due to affiliates and accrued expenses and other liabilities. State income taxes receivable are included in prepaid expenses and other.

Consistent with the separate company method, and other than described above, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of the Company's assets and liabilities and the reported amounts in the financial statement using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company recognizes the accrual of tax and interest on uncertain tax positions as a component of income tax expense.

Stock-Based Compensation
Russell Investments Group has a Long-term Equity-Based Incentive Plan ("LTIP") covering eligible employees of the Company, as more fully described in Note 6. Equity-classified awards are measured at fair value as of the grant dates or modification dates and the resulting cost is recognized in the statement of operations over the period from the date of grant to the date when the award is no longer contingent upon the employee providing additional service (the required service period). For awards that vest upon retirement, the required service period does not extend beyond the date an employee is eligible for retirement. This situation can result in compensation expense being recognized over a period less than the stated vesting period.

2. Fixed Assets

Fixed assets consist of the following balances at December 31, 2020:

Software	$	1,294,296
Furniture and equipment		117,060
Leasehold improvements		343,978
		1,755,334
Accumulated depreciation and amortization		(1,078,743)
	$	676,591

3. Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company carries investments in money market mutual funds at fair value in the statement of financial condition. The fair value is measured on a recurring basis using a market approach based on published net asset value per share.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the lowest level of input that is significant to the fair value measurement in its entirety:

Level 1   Inputs are quoted prices (unadjusted) in active markets or exchanges for identical assets or liabilities.

Level 2   Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3   Inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company's results of operations.

Fair Value Tabular Disclosures

The following table summarizes the valuation of the Company's assets measured at fair value on a recurring basis using the fair value hierarchy levels as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Assets				
<u>Cash and cash equivalents</u>				
Money market mutual funds	$ 18,731,519	$ —	$ —	$ 18,731,519

4. Current and Deferred Income Taxes

The tax effects of temporary differences that gave rise to the net deferred income tax assets as of December 31, 2020 are presented below:

Deferred income tax assets		
Tax deductible goodwill	$	12,861,547
Operating lease liability		188,454
Other		143,673
Total deferred income tax assets		13,193,674
Deferred income tax liability		
Right of use assets		(185,601)
Depreciation of fixed assets		(136,631)
Total deferred income tax liability		(322,232)
Total deferred income tax assets, net	$	12,871,442

Deferred tax assets include tax deductible goodwill resulting from a deemed asset purchase of the Company in 2016. Reductions to the deferred tax assets from the amortization of the tax deductible goodwill are presented as a deemed capital distribution in the statement of changes in member's equity.

Federal income taxes due to RIM as of December 31, 2020 are $475,589 and are included as a reduction of due from affiliates. State income taxes payable as of December 31, 2020 are $740,519 and are included in accrued expenses and other liabilities.

The Company remains subject to examination by state jurisdictions for the period ended December 31, 2016. The Company's predecessor, Russell Financial Services, Inc., remains subject to examination by certain state jurisdictions for certain years subsequent to and including 2014.

As of December 31, 2020, the Company has gross unrecognized tax benefits of $369,886.

The Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

5. **Benefit Plans**

Retirement Plan
The Company participates in the Russell Investments Retirement Plan (the "Plan"), a defined contribution plan covering eligible employees. The Plan is sponsored by Russell Investments Group, LLC ("RI"), a subsidiary of Russell Investments Group, and allows for contributions to be made out of the Company's net operating profits at the discretion of RI's Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan.

6. **Employee Compensation Arrangements**

LTIP

The Company participates in the Russell Investments Group LTIP covering eligible employees. The LTIP provides for the award of stock options in Russell Investments Group's common stock. The maximum number of shares of Russell Investments Group common stock that are issuable, or are issued and outstanding, cannot exceed 4,916,000 shares of common stock. Awards that are canceled, forfeited, terminated or otherwise settled by the holder or by Russell Investments Group are available for award under the LTIP, subject to the above limitations.

Stock options that time vest generally vest over five years, 40% on the second anniversary date and the remaining 60% over 36 months in equal monthly installments. Stock options that vest upon performance vest 1/3 on the applicable earned reference date and the remaining 2/3 vest in two equal annual installments on each of the first anniversary and second anniversary of the earned reference date. Stock options generally expire 10 years from the date of grant. Vested shares can be exercised at any time.

Russell Investments Group estimates the fair value of stock options using the Black-Scholes option pricing model, which requires, among other inputs, an estimate of the fair value of Russell Investments Group common stock on the date of grant and the expected volatility of the common stock over the expected term of the related grants. Stock options are granted with an exercise price equal to the per share fair value of Russell Investment Group's common stock at the date of grant. Russell Investments Group has determined that it was not practicable to calculate the volatility of its share price since its securities are not publicly traded and therefore, there is no readily determinable market value for its stock. Therefore, Russell Investments Group estimates its expected volatility based on reported market value data for a group of publicly traded companies, which it selected from certain market indices, that Russell Investments Group believes are relatively comparable after consideration of their size, stage of lifecycle, profitability, growth and risk and return on investment. Russell Investments Group uses the average expected volatility rates reported by the comparable group for the expected terms it estimates.

The expected terms of the stock options are derived from the average midpoint between the vesting and contractual term. The risk-free rate for the expected term of the awards is based on the U.S. Treasury yield curve at the time of grant. The expected annual dividend yield was based on Russell Investment Group's current dividend yield.

Russell Investments Group records expense on the graded method of attribution, net of expected forfeitures.

As of December 31, 2020, the Company's total unrecognized compensation cost related to nonvested awards is $258,821, which will be recognized over the weighted-average remaining requisite service period of 3.86 years. The Company records a liability for the employer's portion of payroll taxes on stock-based compensation under the LTIP on the date of the event triggering the measurement and payment of the tax to the taxing authority.

Detail related to stock option activity under the LTIP, representing the Company's equity-classified awards, is as follows:

	Stock Options - Time Based		
	Number of Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)
Outstanding at January 1, 2020	18,976 $	18.16	
Granted	41,026	39.77	
Outstanding at December 31, 2020	60,002 $	32.94	8.87
Exercisable at December 31, 2020	6,147	39.77	9.17
Vested and expected to vest at December 31, 2020	52,476	32.99	8.87

The fair value of stock options vested during the year ended December 31, 2020 was $220,001. The weighted-average grant date fair value of stock options granted during the year ended year ended December 31, 2020 was $9.58.

The fair value of employee stock option awards granted during the year ended December 31, 2020 was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free rate	0.97 %
Expected term	6.35 years
Expected dividend yield	—
Expected volatility	24.65 %

7. **Related Party Transactions**

Related parties include affiliated funds and affiliated entities. Substantially all of the Company's revenues and receivables as well as some operating expenses are from related parties. Amounts due from and to affiliates as of December 31, 2020 is as follows:

Related Party	Due From Affiliate	Due To Affiliate
Russell Investments Group, LLC ("RI")	$ —	$ 1,603,142
Russell Investment Management, LLC ("RIM")	346,404	—
Other	6,564	—
	$ 352,968	$ 1,603,142

Under a joint paymaster and a joint purchasing agreement, RI processes payroll transactions and payments for the direct expenses of the Company. The Company reimburses RI monthly for these expenses.

The Company has entered into an Expense Sharing and Support agreement with RIM. Under this agreement, RIM agrees to compensate the Company for providing marketing, distribution and client service activities with respect to the RIC and RIF funds.

The Company is charged for general administrative and executive support services provided by affiliated entities.

Russell Investments Financial Services, LLC
Notes to Financial Statement
December 31, 2020

The Company has entered into a sales support agreement and a distribution agreement with RIC. Substantially all fees received in connection with these agreements are remitted to financial intermediaries. Amounts receivable for these services were $1,366,158 at December 31, 2020 and are presented as distribution fees receivable.

The Company allocates rent expense for certain office space occupied by affiliates. Amounts receivable for this allocated rent was $60 at December 31, 2020 and is included in due from affiliates.

8.   **Net Capital and Reserve Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $250,000. At December 31, 2020, the Company has net capital of $4,875,593 which is $4,625,593 in excess of its minimum net capital requirement of $250,000.

9.   **Commitments**

The Company leases office space under noncancelable lease agreements expiring between 2021 and 2027. The Company classified these leases as operating leases. The operating leases have a weighted-average remaining lease term of 6.74 years and generally contain renewal options, the optional periods ranging from 1 to 5 years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of common area maintenance costs such as cleaning, electrical and security. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. These leases provide for annual rental increases based on various price indices. Other information related to leases as of December 31, 2020 was as follows:

At December 31, 2020, the Company's remaining maturities of lease liabilities is as follows:

Years Ending December 31,
2021	$	149,017
2022		123,137
2023		126,061
2024		129,055
2025		132,120
Thereafter		261,938
	$	921,328

At December 31, 2020, the Company expects to receive minimum sub-lease payments related to a noncancelable operating lease as follows:

Years Ending December 31,
2021	$	61,747

10. Concentration of Risk

Substantially all revenue earned and accounts receivable outstanding of the Company is generated from transactions with affiliated entities.

11. Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote and has not recorded any contingent liability in the financial statements for these indemnifications.

12. Contingencies

The Company has various claims and legal matters occurring in the normal course of business, which management, based upon the advice of legal counsel, does not expect to have a material adverse effect on the financial condition of the Company.

13. Subsequent Events

The Company has performed an evaluation of subsequent events through February 25, 2021 which is the date the financial statement was issued.